Exhibit 21.1

Name of Subsidiary	Ownership
Bill Barrett CBM Corporation, a Delaware corporation	100% owned by Bill Barrett Corporation
Circle B Land Co. LLC, a Colorado limited liability company	100% owned by Bill Barrett Corporation
Aurora Gathering, LLC, a Texas limited liability company	100% owned by Bill Barrett Corporation
Elk Production Uintah, LLC, a Texas limited liability company	100% owned by Bill Barrett Corporation
GB Acquisition Corporation, a Wyoming corporation	100% owned by Bill Barrett Corporation